

MAIL STOP 3561

June 27, 2008

Mr. Blake W. Nordstrom
President
Nordstrom, Inc,
1617 Sixth Avenue
Seattle, WA 98101

      Re: Nordstrom, Inc.
             Form 10-K
             Filed March 21, 2008
             File No. 001-15059
             Schedule 14A
             Filed April 10, 2008

Dear Mr. Nordstrom:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            John Reynolds
                            Assistant Director

Cc: Brian DeFoe
Fax: 206-303-2549